Writer’s Direct Dial: 414.277.5409
E-Mail: cwiener@quarles.com

October 16, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
DIVISION OF CORPORATION FINANCE
Mail Stop 7010
Attn: Kevin Stertzel

RE:	Delta Oil & Gas Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 31, 2009
Form 10-K/A for Fiscal Year Ended December 31, 2008
Filed Aug 28, 2009
Response Letter Dated August 28, 2009
File No. 0-52001

Dear Mr. Stertzel:

We have reviewed your October 2, 2009 comment letter (the “Comment Letter”) regarding the 10-K/A filed for fiscal year ended December 31, 2008 of Delta Oil & Gas Inc. (the “Company”). On behalf of the Company, we submit this response letter and have filed with the Commission via the EDGAR system, the Second Amended Annual Report on Form 10-K/A (The "Second Amended 10-K").

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-K/A for Fiscal Year Ended December 31, 2009

Properties

Reported Reserves, page 18

1.
We note your response to our prior comment number one.  Please explain why the amounts you present here for the Standardized Measure, differ from the amounts presented in your SFAS 69 disclosures found in footnote 14 of your Form 10-K/A.  Note that this comment also applies to reserve quantities, production volumes, and estimated future net cash flows from proved oil and gas reserves.

October 16, 2009

In response to this comment, the Company revised its disclosure under the subheading “Reported Reserves” so that the disclosure is consistent with the Company’s disclosures found in footnote 14.

Financial Statements

Consolidated Statements of Operations, page F-3

2.   We note your response to our prior comment number two which states, “The Company will prospectively include dry well costs that are written off in the line item described as “Impairment of natural gas and oil properties” and no Longer Delineate those costs and expenses as a separate line item.”  Please further clarify if you write-off dry well costs directly as incurred, or if you first capitalize them as part of the full cost pool subject to a ceiling test determination.

In response to this comment, the Company discloses on a supplemental basis that it first capitalizes dry-well costs as part of the full cost pool subject to a ceiling test determination.

Note 4 - Natural Gas and Oil Properties, page F-11

(b) Unproved Properties

3.   We note you have added disclosure of the amounts requested in our prior comment number five.  As such, it appears you have amended your previously audited financial statements.  please have your independent registered public accounting firm explain why the audit opinion filed with your Form 10-K/A is not dual dated to provide audit coverage of the additional data

In response to this comment, the Company’s independent  registered public accounting firm provided a dual dated audit report.

If you have any questions regarding this comment letter, please feel free to contact me at 414-277-5409.  Thank you.

Sincerely,

QUARLES & BRADY LLP

/s/  Chad J. Wiener
Chad J. Wiener